United States securities and exchange commission logo





                             May 15, 2020

       Kelly Hoffman
       Chief Executive Officer and Director
       Ring Energy, Inc.
       901 West Wall Street, 3rd Floor
       Midland, TX 79701

                                                        Re: Ring Energy, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 4, 2020
                                                            File No. 333-237988

       Dear Mr. Hoffman:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3 Filed May 4, 2020

       Incorporation of Certain Information by Reference, page 4

   1. Please revise to incorporate by reference your Quarterly Report on Form 10-Q for the quarterly period ended
March 31, 2020.
       General

   2. Based on publicly available information, it appears that the aggregate market value of your voting and
non-voting common equity held by non-affiliates during the 60 days prior to the date of filing
of the registration statement may not have exceeded $75 million, as required by General
Instruction I.B.1 of Form S-3. To the extent you intend to rely on
                                                        General Instruction
I.B.6 to Form S-3 for limited primary offerings, please disclose on the prospectus cover page
the information called for by Instruction 7 to General Instruction
 Kelly Hoffman
Ring Energy, Inc.
May 15, 2020
Page 2
      I.B.6. Please also confirm to us your understanding of the size limitations for offerings made under General Instruction I.B.6.
3. We note that your registration statement includes a base prospectus for an unallocated offering and a separate prospectus for an at the market offering, as defined under Rule
      415. Please identify the sales agent for the at the market offering and file the sales agreement as an exhibit to your registration statement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.



                                                            Sincerely,
FirstName LastNameKelly Hoffman
                                                            Division of
Corporation Finance
Comapany NameRing Energy, Inc.
                                                            Office of Energy &
Transportation
May 15, 2020 Page 2
cc:       Adam Park
FirstName LastName